UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	17 March 2025 - “Director/PDMR Shareholding”

99.1

Haleon plc: Director/PDMR Shareholding

17 March 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by a Person Discharging Managerial Responsibilities ("PDMR").

This notification sets out the details of the vesting of Haleon share awards over ordinary shares and American Despositary Shares ("ADS") made to PDMRs in October 2022 under the Haleon Performance Share Plan 2022 and Share Value Plan 2022 and the subsequent sale of ordinary shares and ADS to meet tax liabilities.

The awards under the Performance Share Plan include dividends accrued and were conditional on continued employment and on the satisfaction of the performance conditions over the performance period ended on 31 December 2024 approved by the Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for Executive Directors two years after receipt.

The award under the Share Value Plan was conditional on continued employment and must be retained until the shareholding requirement is met after receipt.

Performance targets and levels of achievement will be disclosed in the 2024 Annual Report and 20-F. All awards are subject to malus and clawback provisions.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Acquisition of Ordinary Shares in respect of the Haleon plc Share Value Plan. (ii) Acquisition of Ordinary Shares in respect of the Haleon plc Performance Share Plan.
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	11,196.00
		(ii)	Nil	574,981.73

d)	Aggregated information

	- Aggregated volume	586,177.73

	- Price	N/A

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Filippo Lanzi
2	Reason for the notification
a)	Position/status	President, EMEA and LATAM
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Ordinary Shares in respect of the Haleon plc Performance Share Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	521,251.16

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Automatic disposal of Ordinary Shares resulting from the Haleon plc Performance Share Plan vesting to cover tax liabilities.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.868843	239,840.19

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Ordinary Shares in respect of the Haleon plc Performance Share Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,604,522.15

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Automatic disposal of Ordinary Shares resulting from the Haleon plc Performance Share Plan vesting to cover tax liabilities.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.868843	755,258.30

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lisa Paley
2	Reason for the notification
a)	Position/status	President, North America
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US4055521003

b)	Nature of the transaction	Acquisition of ADS in respect of the Haleon plc Performance Share Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	289,881.02

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US4055521003

b)	Nature of the transaction	Automatic disposal of ADS resulting from the Haleon plc Performance Share Plan vesting to cover tax liabilities.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$10.1543	135,511.22

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Franck Riot
2	Reason for the notification
a)	Position/status	Chief R&D Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Ordinary Shares in respect of the Haleon plc Performance Share Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	393,642.90

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Automatic disposal of Ordinary Shares resulting from the Haleon plc Performance Share Plan vesting to cover tax liabilities.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.868843	185,290.10

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tamara Rogers
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Ordinary Shares in respect of the Haleon plc Performance Share Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	483,987.00

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Automatic disposal of Ordinary Shares resulting from the Haleon plc Performance Share Plan vesting to cover tax liabilities.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.868843	227,815.61

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 March 2025
f)	Place of the transaction	London Stock Exchange (XLON)

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 17, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary